UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd

3rd Floor

11-12 St James’s Square

London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

We incurred a total expense of Rs. 14,172 million with respect to the acquisition, listing and raising of fresh capital in the six months ended September 30, 2021, which was reported as “Listing Expenses” in our statement of profit and loss in the unaudited financial results for the six months ended and for the three months ended September 30, 2021, as reported in Form 6-K dated November 18, 2021. The provisions of IAS 32, requires transaction costs of an equity transaction to be reported as a deduction from equity to the extent costs are directly attributable to the equity transaction. In line with the guidance/clarifications issued by the IFRS Interpretations Committee including those issued up to December 2021, we have identified Rs 3,660 million as expenses that are directly attributable to issuance of fresh equity and have charged Rs. 3,660 million directly to equity. Consequently our “loss before tax” and “loss after tax” for the three months and the six months ended September 30, 2021 is lower by Rs. 3,660 million than the numbers reported in the unaudited financial results for the six months ended and for the three months ended September 30, 2021, as reported in Form 6-K dated November 18, 2021. The revised unaudited financial statements as of and for the six months ended September 30, 2021 along with notes to accounts are attached as Exhibit 99.1 hereto. This re-classification has no change impact on our “total equity” or “adjusted EBIDTA”.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Financial Statements as of and for the six months ended September 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 30, 2021	RENEW ENERGY GLOBAL PLC

	By	/s/ D. Muthukumaran
Name: D. Muthukumaran
Title: Chief Financial Officer